MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

April 15, 2021

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 71 to Registration Statement on Form N-1A for MFS Variable Insurance Trust II (the "Trust” or the "Registrant") on behalf of MFS Global Tactical Allocation Portfolio (the "Fund") (File Nos. 002-83616 and 811-03732)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of April 5, 2021, on the above-referenced Post-Effective Amendment (the "PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on February 12, 2021. The PEA for the Trust was filed for the purpose of reflecting changes to the Fund's principal investment strategies and, in connection therewith, making certain other updates. Any term that is used, but not defined, in this letter retains the same meaning as that used by the Registrant in the PEA.

Prospectus Comments

1.	Comment:	The third paragraph in the "Principal Investment Strategies" section of the summary section of the Fund's Prospectus states "Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer." [Emphasis added] Please provide an example of each type of equity security that is a principal investment strategy of the Fund as well as associated risk disclosure.

Response:	The reference to "other securities that represent an ownership interest (or right to acquire and ownership interest) in a company or other issuer" is meant to provide a plain English description of the term "equity securities." As disclosed in the "Equity Securities" paragraph in the "Principal Investment Types" section of the statutory section of the Fund's prospectus, securities that represent an

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ownership interest in a company or other issuer include common stocks, preferred stocks, securities convertible into stocks, equity interests in REITS, and depositary receipts for such securities. Of these examples, the Fund only invests in common stocks as part of its principal investment strategies (and discloses the corresponding risks under "Equity Market Risk" and "Company Risk" in the "Principal Risks" sections of the summary and statutory sections of the Prospectus). Because the Fund does not invest in these other types of equity securities as part of its principal investment strategies, we do not believe it is appropriate to describe these instruments in the "Principal Investment Strategies" or "Principal Risks" disclosure in the summary section of the Prospectus.

2.	Comment:	The fourth paragraph in the "Principal Investment Strategies" section in the summary section of the Fund's Prospectus states "MFS invests the fund's assets in U.S. and foreign securities, including emerging market securities." Given the use of "global" in the Fund's name, please describe how the Fund will invest its assets so its holdings are tied economically to a number of countries throughout the world. See footnote 42 of "Final Rule: Investment Company Names," Investment Company Act Release No. 24828 (Jan. 17, 2001). For example, consider adopting a policy that under normal circumstances the Fund will invest at least 40% of its assets in companies organized outside the United States, but if market conditions are unfavorable, then no less than 30% of its assets in companies outside the United States.

Response:
We believe that the Fund's current principal investment strategies disclosure supports the use of the term "global" in the Fund's name. However, the following language will be added to provide additional information on the Fund's investment strategy:

“The fund normally has exposure to at least three different countries and typically has significant long and/or short exposure to foreign securities and foreign currencies.”

3.	Comment:	Please revise the description of "below investment grade quality debt instruments" as described in the summary and statutory "Principal Investment Strategies" sections of the Fund’s Prospectus to include the phrase "commonly known as junk bonds."

Response:	We are not aware of a legal requirement to include the phrase "commonly known as junk bonds" in investment strategy disclosure

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relating to "below investment grade quality debt instruments." Please note that the "Credit Risk" paragraph within the "Principal Risks" section of the summary section of the Fund's Prospectus includes the following reference to "junk bonds":

"Below investment grade quality debt instruments (commonly referred to as “high yield securities” or “junk bonds”)…."

Therefore, we respectfully decline to amend this disclosure.

4.	Comment:	In the "Principal Investment Strategies" sections of the Fund's Prospectus, the disclosure describing the tactical asset allocation overlay states that "MFS may also expose the fund to asset classes, markets and/or currencies in which its individual security selection process has resulted in no or little exposure (e.g., real estate investment trusts (REITs))." Please consider clarifying this disclosure. In addition, please confirm whether investing in REITs is a principal investment strategy of the Fund, and, if so, add appropriate risk disclosure.

Response:	Investing in REITs is not a principal investment strategy of the Fund. We have clarified the disclosure referenced above as follows:

"MFS may also expose the fund to asset classes, markets and/or currencies that are not represented in the ~~in which its~~ individual security selection component of the fund ~~process has resulted in no or little exposure (e.g., real estate investment trusts (REITs))~~."

5.	Comment:	The Fund's "Emerging Markets Risk" disclosure references frontier markets. Please explain supplementally how the Fund plans to invest in frontier markets. Furthermore, please explain whether the Fund considers its principal investment strategy to invest in emerging markets to also include frontier markets, and, if so, please revise the Prospectus strategy and risk disclosures to include frontier markets.

Response:
Investing in frontier markets is not a principal investment strategy of the Fund. As a result, we respectfully decline to amend the principal investment strategies disclosure. However, we believe it is appropriate to continue to include the reference to frontier markets in the "Emerging Markets Risk" disclosure given that frontier markets are a sub-set of emerging markets and comprise an element of emerging markets risk generally.

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6.	Comment:	The Prospectus currently lists 12 portfolio managers of the Fund. Pursuant to Instruction 2 to Item 5(b) of Form N-1A, please consider limiting the number of portfolio managers disclosed to the five portfolio managers with the most significant responsibility for the day-to-day management of the Fund.

Response:
With respect to funds managed by a group, Instruction 2 to Item 5(b) permits the number of portfolio managers disclosed to be limited to the five with the most significant responsibility for the day-to-day management of the fund.  However, Instruction 2 to Item 5(b) does not require that the number of portfolio managers disclosed be limited to five. We will consider our approach to disclosing portfolio management teams with greater than five members going forward, but intend to retain the current approach for this filing.

7.	Comment:	The disclosure in the Fund's statutory Prospectus in response to Item 9 of Form N-1A states that "Equity securities include common stocks, preferred stocks, securities convertible into stocks, equity interests in REITs, and depositary receipts for such securities." Certain of these equity security types are not disclosed in the summary portion of the Prospectus. If these are principal investment types, please disclose each type in the summary portion of the Prospectus. Otherwise, please indicate that investing in these types of equity securities is not a principal investment strategy of the Fund. In addition, please explain whether the term "securities convertible into stocks" includes "contingent convertibles," and, if so, please disclose that fact.

Response:
Common stock is the principal type of equity security in which the Fund will invest, which is disclosed in the summary Prospectus. The definition of equity securities included in the statutory Prospectus under "Principal Investment Types" is intended to provide shareholders with an overview of this security type and related examples.  We believe that the "Principal Investment Types" section in the statutory Prospectus is the appropriate location in which to provide more detailed examples of equity securities (i.e., preferred stocks, securities convertible into stocks, equity interests in REITs, and depositary receipts for such securities); however, the Fund does not currently intend to invest in any one of these additional types of equity securities as a principal investment strategy.

We believe the term "securities convertible into stocks" generally encompasses "contingent convertibles." However, the Fund does not

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have a principal investment strategy to invest in convertible securities generally nor in contingent convertibles specifically.  As a result, we do not believe it is necessary to add disclosure specific to contingent convertibles.

8.	Comment:	Active and frequent trading is listed in the Prospectus under the sub-heading "Other Investment Strategies and Risks." Please consider whether active and frequent trading is a principal strategy of the Fund and, as such, should be included in the "Principal Investment Strategies" and "Principal Risks" sections of the Fund's Prospectus.

Response:
Active and frequent trading is not a principal investment strategy or principal risk of the Fund. However, we continue to think it is appropriate to disclose the possibility that the Fund may engage in active and frequent trading under the "Other Investment Strategies and Risks" section of the statutory prospectus; therefore, we respectfully decline to amend this disclosure.

9.	Comment:	In the "Reservation of Other Rights" section of the Fund's Prospectus, please add disclosure stating that any actions taken pursuant to this section will be in accordance with the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules promulgated thereunder.

Response:
The "Reservation of Other Rights" disclosure currently states that the reservation of rights is "subject to applicable rules, laws and regulations."  As a result, we do not believe that it is necessary to add a specific reference to the 1940 Act and the rules thereunder.

10.	Comment:	Page 2 of the Fund's Statement of Additional Information ("SAI") describes a memorandum of understanding ("MOU") between MFS and certain non-U.S. advisory affiliates of MFS (the "Participating Affiliates") pursuant to which MFS may use the resources of the Participating Affiliates in rendering investment advisory services to the Fund. Please (i) identify the Participating Affiliates that are parties to the MOU and (ii) confirm that the investment advisory activities conducted by personnel of the Participating Affiliates are consistent with SEC Staff guidance in this area.

Response:	Currently the following entities are Participating Affiliates under the MOU: MFS International (U.K.) Limited; MFS Investment Management Company (Lux) S.à r.l.; MFS Investment Management

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K.K.; MFS Investment Management Canada Limited; MFS International Singapore Pte. Ltd.; MFS International (Hong Kong) Limited; MFS do Brasil Desenvolvimento de Mercado Ltda; and MFS International Australia Pty Ltd.  The specific names of the Participating Affiliates are disclosed in MFS' Form ADV Part 2A.  We do not believe that it would be helpful to shareholders of the Fund to disclose the specific list of Participating Affiliates in the SAI when providing a brief description of the MOU.  In addition, we believe that the current disclosure effectively communicates the purpose and function of the MOU. We confirm that the activities of Participating Affiliates' investment personnel under the MOU are consistent with SEC Staff guidance in this area.

11.	Comment:	The "MANAGEMENT OF THE FUND - Investment Adviser" section of the Fund's SAI includes the following disclosure: "[w]hen executing orders, MFS may aggregate multiple orders for the same instrument into a single trade as long as aggregation is unlikely to work to the overall disadvantage of any participating account over time." Please clarify, in correspondence, how the adviser views this sentence in relation to its fiduciary duty to each account when aggregating trades.

Response:
We believe that the disclosure referenced in Comment 11 is consistent with the Staff's guidance in the SMC Capital SEC No-Action Letter (pub. avail. September 5, 1995) ("SMC Letter") including, for example, that the standards by which an investment adviser aggregates trade orders minimize the risk that any particular account could be "systematically advantaged or disadvantaged."  We believe that MFS' current policies and procedures regarding trade aggregation are designed to promote the fair and equitable treatment of all accounts over time.

12.	Comment:	Under "Appendix J - Investment Restrictions", with respect to the sixth fundamental investment restriction (the "industry concentration limitation") for the Fund, please add a clarification to the effect that industrial revenue bonds (i.e., those bonds that are issued by governments or municipalities to finance non-governmental projects) will be counted by the Fund as an investment in the industry to which they are related and thus be subject to the industry concentration limitation for the Fund.

Response:	We are unaware of any requirement under the Investment Company Act of 1940, as amended, the rules promulgated thereunder, or Form

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N-1A that requires this clarification.  We are also unaware of any support for this interpretation in the historical views of the Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). We further note that the Fund does not currently invest in municipal securities as a principal investment strategy. As a result, we respectfully decline to add this clarification.

13.	Comment:	With respect to the industry concentration limitation, please confirm that MFS is aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the Fund's industry concentration limit.

Response:
Although we are aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the fund's industry concentration limit, MFS is not aware of any SEC requirement to look-through to underlying funds when monitoring a fund's industry concentration limit. Please note that investing in underlying investment companies is not a principal investment strategy of the Fund.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Vice President and Senior Counsel
MFS Investment Management

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